UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Edgar Bronfman, Jr.

c/o Warner Music Group Corp.

75 Rockefeller Plaza, 30th Floor

New York New York 10019

(212) 275-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Edgar Bronfman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,350,199
8 SHARED VOTING POWER 3,969,790
9 SOLE DISPOSITIVE POWER 4,600,199
10 SHARED DISPOSITIVE POWER 3,969,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,319,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

EXPLANATORY NOTE: Edgar Bronfman, Jr. has previously filed a statement, and several amendments thereto, on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder with respect to the Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”). Mr. Bronfman may be deemed to have acquired beneficial ownership of 550,000 Shares on January 13, 2009, 60 days prior to March 14, 2009, the date his options to acquire such Shares become exercisable as described below. Together with his receipt of a restricted stock grant on March 15, 2008, Mr. Bronfman may be deemed to have acquired beneficial ownership of more than two percent of the Shares during a twelve-month period. Accordingly, Mr. Bronfman is filing this statement with the Securities and Exchange Commission on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 75 Rockefeller Plaza, 30th Floor, New York, New York 10019.

Item 2.	Identity and Background

This statement is being filed by Mr. Bronfman, a United States citizen.

Mr. Bronfman’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Bronfman’s business address is c/o Warner Music Group Corp., 75 Rockefeller Plaza, 30th Floor, New York, New York 10019.

During the last five years, Mr. Bronfman (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 6 below, as contemplated by Mr. Bronfman’s amended and restated employment agreement with WMG Acquisition Corp., a subsidiary of the Company (“WMG Acquisition”), on March 15, 2008 the Company granted Mr. Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted Shares, in each case subject to the vesting criteria described in Item 6 below. No funds were expended by Mr. Bronfman for these compensatory equity grants.

Item 4.	Purpose of Transaction

Mr. Bronfman is the Chairman of the Board of Directors and Chief Executive Officer of the Company. In these capacities, Mr. Bronfman takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in his capacity as a stockholder of the Company, Mr. Bronfman reviews and intends to continue to review, on an ongoing and continuing basis, his investment in the Company. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, Mr. Bronfman may from time to time acquire additional securities of the Company or sell or otherwise dispose of some or all of his securities of the Company. Any transactions that Mr. Bronfman may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Bronfman, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of the Company, Mr. Bronfman currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Bronfman may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, the Company or other persons, including the other members of the Investor Group (as defined below)).

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, Mr. Bronfman may be deemed to beneficially own an aggregate of 11,319,989 Shares, representing approximately 7.3% of the outstanding Shares. Mr. Bronfman owns directly 4,050,199 Shares and has sole voting and sole dispositive power over such Shares. In addition, Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares. He also may be deemed to have sole voting and sole dispositive power over 550,000 Shares issuable upon exercise of stock options that become exercisable on March 14, 2009. The restricted Shares and stock options are described in Item 6 below.

Mr. Bronfman may be deemed to have shared voting and shared dispositive power over 3,969,790 Shares owned by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

Because of the stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence” and, together with THL, Bain Capital and Mr. Bronfman, the “Investor Group”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof represents a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 below.

Mr. Bronfman has been advised that, as of the date hereof, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, representing approximately 36.5% of the outstanding Shares, Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 Shares, representing approximately 15.6% of the outstanding Shares, and Providence may be deemed to beneficially own an aggregate of 12,905,391 Shares, representing approximately 8.4% of the outstanding Shares. Mr. Bronfman has also been advised that THL, Bain Capital and Providence will each be filing a separate Schedule 13D with respect to the Common Stock pursuant to Rule 13d-1(k)(2).

Percentages set forth in this Schedule 13D were calculated based on 154,462,885 Shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Bronfman is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by the other members of the Investor Group.

(c) Options to acquire 550,000 Shares granted by the Company to Mr. Bronfman become exercisable on March 14, 2009, as described in Item 6 below. Under Rule 13d-3(d)(1), Mr. Bronfman may be deemed to have acquired beneficial ownership of such Shares on January 13, 2009, 60 days prior to the date the options become exercisable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Stockholders Agreement

The Stockholders Agreement provides that the Company’s Board of Directors consists of up to 14 members, with up to five directors appointed by THL, up to three directors appointed by Bain Capital, up to one director appointed by Providence, one director who will at all times be the Chief Executive Officer, currently Mr. Bronfman, and the other directors to be chosen unanimously by the vote of the Company’s Board of Directors. The agreement regarding the appointment of directors will remain until the earlier of a “change in control” or the last date permitted by applicable law, including any requirements of the New York Stock Exchange (the “NYSE”). In addition, within a year of the Company ceasing to be a “controlled company” under the NYSE rules, the size and composition of the Company’s Board of Directors will be adjusted to comply with the NYSE requirements. Each Investor Group director designee(s) may only be removed by the Investor Group that appointed such designee(s). The Stockholders Agreement contemplates that the Board of Directors of the Company will have an executive committee, an audit committee and a compensation committee and, at its discretion, a governance committee.

The Stockholders Agreement prohibits the parties from transferring stock to any of the Company’s competitors without the approval of the Company’s entire Board of Directors and the approval of the largest member of the Investor Group (determined by each member of the Investor Group’s relative investments in the Company) and one other member of the Investor Group (the “Requisite Stockholder Majority”). The Stockholders Agreement also provides that each party to the Stockholders Agreement whose sale of shares pursuant to Rule 144 under the 1933 Act would be subject to aggregation with another stockholder shall notify all such stockholders when it has commenced a measurement period for purposes of the group volume limit in connection with a sale of shares under Rule 144 and what the volume limit for the measurement period, determined as of its commencement, will be. Each stockholder that is subject to such aggregation will have the right to sell shares that are subject to the group volume limit under Rule 144 pro rata during the applicable measurement period based on its percentage ownership of the shares that are held by all of the parties to the Stockholders Agreement at the start of the measurement period. These transfer restrictions will expire upon a change of control.

The Requisite Stockholder Majority has the right to require all other parties to the Stockholders Agreement to sell the same percentage of their stock to a buyer in a change of control transaction approved by a majority of the entire Board as is being sold to such buyer by the membership of the Requisite Stockholder Majority. A member of the Investor Group (or any affiliate thereof) that is also part of the Requisite Stockholder Majority exercising the foregoing right will not be able to be a buyer in such a change of control transaction unless the transaction is approved by each of the other groups.

The Stockholders Agreement provides that if one of the Company’s stockholders that is party to the Stockholders Agreement offers to sell any of its stock to a prospective buyer in a private transaction, the other stockholders party to the Stockholders Agreement will have the right to sell their shares to that prospective buyer, subject to certain cutbacks, including a pro rata cutback in which the stockholder may only sell a pro rata portion of its shares.

The Stockholders Agreement gives any member of the Investor Group the right to require the Company to register (including by means of a shelf registration statement permitting sales of shares from time to time over an extended period) the stock held by such stockholders for sale to the public under the 1933 Act, subject to certain limitations. In connection with each underwritten public offering, the Company’s stockholders will be required to enter into a lockup agreement covering a period of no greater than 90 days. The Stockholders Agreement also provides that if the Company registers shares of the Common Stock for sale to the public, parties to the Stockholders Agreement will have the right to have their shares included in any such registration statement. Any registration is subject to a potential underwriters’ cutback in the number of shares to be registered if the underwriters determine that marketing factors require a limitation on the number of shares to be underwritten.

Equity Grants

As contemplated by Mr. Bronfman’s amended and restated employment agreement with WMG Acquisition, on March 15, 2008 the Company granted Mr. Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted Shares pursuant to a stock option agreement and a restricted stock award agreement, each dated as of March 15, 2008. The equity grants were made under the Company’s Amended and Restated 2005 Omnibus Award Plan (the “Plan”). The exercise price of the options is $5.29 per share, which was the closing price of the Common Stock on March 14, 2008, the last trading date prior to the grant date. The options generally vest and become exercisable 20% a year over five years, with the first 550,000 options vesting and becoming exercisable on March 14, 2009 (subject to continued employment). The options have a term of ten years.

The Shares of restricted stock generally vest based on a double trigger that includes achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates). Prior to vesting, the restricted Shares may not be transferred or encumbered by Mr. Bronfman. Dividends paid with respect to unvested restricted Shares would be withheld by the Company and would be paid to Mr. Bronfman, without interest, upon the earliest to occur of March 15, 2013 or the first anniversary of Mr. Bronfman’s separation from service (within the meaning of Section 409A of the Internal Revenue Code) for any reason, in each case, only with respect to restricted Shares that have vested on or prior to such date. The time vesting criteria for the restricted Shares are the same as for the stock options — 20% a year over five years. The performance vesting criteria for the restricted Shares are as follows:

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $10.00 per Share over 60 consecutive trading days;

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $13.00 per Share over 60 consecutive trading days;

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $17.00 per Share over 60 consecutive trading days; and

•	800,000 Shares, upon the Company achieving an average closing stock price of at least $20.00 per Share over 60 consecutive trading days.

The stock option agreement and restricted stock award agreement each provide for up to 12 months’ additional vesting in the case of a termination of employment due to “disability,” as defined in the agreements, or death. Additionally, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason,” each as defined in the agreements (or, under certain limited circumstances as further described in the stock option agreement and restricted stock award agreement, any termination of employment other than for “cause”), that occurs on or after, or in anticipation of, a “change in control” of the Company as defined in the Plan, the stock option agreement provides for the options to become fully vested and exercisable and the restricted stock award agreement provides for the time vesting condition attributable to the restricted Shares to be deemed fully satisfied. Additionally, with respect to the restricted Shares, if the “fair market value” of the Common Stock as defined in the Plan as of the date of any “change in control” (or, if greater, the per share consideration paid in connection with such “change in control”) exceeds the per share dollar threshold amount of any of the performance conditions described above (without regard to the number of consecutive trading days for which the average closing price was achieved) then such performance condition would be deemed to have been achieved as of the date of such “change in control,” to the extent not previously achieved.

The summaries of the Stockholders Agreement, stock option agreement and restricted stock award agreement contained in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement, stock option agreement and restricted stock award agreement, each of which is filed as exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Stockholders Agreement dated as of May 10, 2005 between Warner Music Group Corp., WMG Holdings Corp., WMG Acquisition Corp. and certain stockholders of Warner Music Group Corp. (incorporated by reference to the Company’s Current Report on Form 8-K filed May 19, 2005)

Exhibit 2	Stock Option Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008)

Exhibit 3	Restricted Stock Award Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2009

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.